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                                                                                                 -------------------------
                                         UNITED STATES                                                 OMB APPROVAL
                                                                                                 -------------------------
                              SECURITIES AND EXCHANGE COMMISSION
                                                                                                       OMB Number:
                                    Washington, D.C. 20549
                                                                                                        3235-0058

                                                                                                         Expires:
                                          FORM 12b-25

                                                                                                      March 31, 2006
                                  NOTIFICATION OF LATE FILING
                                                                                                 Estimated average burden

                                                                                                 hours per response 2.50

                                                                                                 -------------------------

(Check One):      [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K
                  [ ] Form 10-Q  [  ] Form N-SAR [  ] Form N-CSR

                                                                                                 -------------------------

For Period Ended:       December 31, 2003____

                  [_]  Transition Report on Form 10-K
                  [_]  Transition Report on Form 20-F                                                  SEC File No.
                  [_]  Transition Report on Form 11-K                                                     0-3252
                  [_]  Transition Report on Form 10-Q
                  [_]  Transition Report on Form N-SAR                                                  CUSIP NO.

For the Transition Period Ended: _________________________________
                                                                                                 -------------------------


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                             Read Instruction (on back page) Before Preparing Form. Please Print or Type
       NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I-- REGISTRANT INFORMATION

Lexington Precision Corporation
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Full Name of Registrant

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Former Name if Applicable

767 Third Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10017
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

SEC 1344 (07-03)      Persons who are to respond to the collection of
                      information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, [x] Form 11-K, Form N-SAR, or Form N-CSR
 [X] or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's annual report on Form 10-K cannot be filed within the prescribed time period because the registrant is in the process of negotiating with its senior lenders amendments to loan covenants which impact the Form 10-K. The Form 10-K will be filed as soon as is reasonably practicable following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Warren Delano                   212               319-4657
          (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [x] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                         Lexington Precision Corporation
              -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2004                    By   /s/ Warren Delano
       ---------------------                  -----------------------------
                                              Warren Delano
                                              President
                                              Co-Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------ATTENTION-------------------------------------

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
--------------------------------------------------------------------------------

SEC 1344 (07-03)      Persons who are to respond to the collection of
                      information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
















SEC 1344 (07-03)      Persons who are to respond to the collection of
                      information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                            ATTACHMENT TO FORM 12b-25
                                       OF
                         LEXINGTON PRECISION CORPORATION

The registrant anticipates a significant charge in its results of operations for the year ended December 31, 2003, as compared to its results of operations for the year ended December 31, 2002, for the following reasons: (i) for the nine months ended September 30, 2003, the Company reported a net loss of $2,806,000 compared to a net loss of $1,192,000 reported for the nine months ended September 30, 2002, (ii) during the fourth quarter of 2003, the Company recorded a provision of $2,427,000 to write down to fair value the long-lived assets of our die casting business, which is part of the Company's Metals Group segment, in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets," and (iii) during the fourth quarter of 2003, the Company recorded a provision of $208,000 to write off the unamortized balance of the Metals Group's goodwill in accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."
























SEC 1344 (07-03)      Persons who are to respond to the collection of
                      information contained in this form are not required to respond unless the form displays a currently valid OMB control number.